

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2012

Via Facsimile
Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, IN 46804

> **Re: Steel Dynamics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2012**
> **File No. 0-21719**

Dear Ms. Wagler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Signatures, page 106

1.   In future filings, please ensure that the Form 10-K is also signed by the controller or principal accounting officer. Refer to General Instruction D(2)(a) to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Related Information, page 36
Compensation Discussion and Analysis, page 36
Annual Incentive Compensation, page 45
Award Measures, page 46

2.   Please tell us and in future filings quantify the "Average Stockholder Equity" value the committee uses for purposes of determining the size of the bonus pool. Refer to Item 402(b)(1)(v) of Regulation S-K. In addition, please tell us what consideration you have given to quantifying the Minimum and Maximum ROA Targets in accordance with Item 402(b)(2)(v) of Regulation S-K.

<u>2011 Directors Compensation Table, page 60</u>

3.   With a view towards future disclosure, please provide us with a narrative to the directors compensation table. The narrative should explain the material factors necessary to an understanding of the directors' compensation. Specifically, please (i) describe the standard compensation arrangement, and to the extent a director has a different compensation arrangement, identify that director and describe the terms of that arrangement, and (ii) explain whether the fees represent meeting attendance fees, committee service fees or fees related to services as a chairman of the board or of a committee. Refer to Item 402(k)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson at (202) 551-3749 or Era Anagnosti at (202) 551-3369 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief